UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	December 31, 2017

Commission file number:	1-13988

Adtalem Global Education Success Sharing Retirement Plan
A. Full title of the plan:

ADTALEM GLOBAL EDUCATION INC.
500 WEST MONROE
CHICAGO, ILLINOIS 60661
B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

REQUIRED INFORMATION

The Plan’s audited financial statements and other required information are included on pages 2-20.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the following administrator of the Adtalem Profit Sharing Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Adtalem Global Education Success Sharing Retirement Plan
(Name of Plan)

Date:	June 21, 2018	By:	/s/Donna Jennings
Donna Jennings – Administrator

Total Number of Pages   20

ADTALEM GLOBAL EDUCATION

SUCCESS SHARING RETIREMENT PLAN

REPORT ON AUDITED FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

ADTALEM GLOBAL EDUCATION

SUCCESS SHARING RETIREMENT PLAN

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Report of Independent Registered Public Accounting Firm

To the Audit and Finance Committee

Adtalem Global Education Success Sharing Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Adtalem Global Education Success Sharing Retirement Plan (f.k.a DeVry Education Group Success Sharing Retirement Plan (the “Plan”) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 10 to the financial statements, the Plan was amended to merge Alert Global Media, LLC 401(k) Plan into the Plan effective January 1, 2017. Total assets transferred from Alert Global Media, LLC 401(k) Plan were approximately $6.4 million and were received by the Plan on January 3, 2017.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of delinquent participant contributions for the year ended December 31, 2017, and schedule of assets (held at end of year) as of December 31, 2017 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the

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Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP

We have served as the Plan's auditor since 2009.

Indianapolis, Indiana

June 21, 2018

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ADTALEM GLOBAL EDUCATION

SUCCESS SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2017 AND 2016

	2017	2016
Assets:

Investments at fair value	$ 529,500,288	$ 469,345,441
Investment at contract value	42,321,248	45,301,334

Receivables:
Participant contributions	-	145,849
Employer contributions	365,902	554,508
Notes from participants	13,490,376	13,638,673
Other	-	31,113

Total assets	585,677,814	529,016,918

Liabilities:

Operating payables	5,460	5,739

Total liabilities	5,460	5,739

Net assets available for benefits	$ 585,672,354	$ 529,011,179

The accompanying notes are an integral part of these financial statements.

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ADTALEM GLOBAL EDUCATION

SUCCESS SHARING RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Additions to net assets attributed to:
Investment income from interest and dividends	$ 9,615,871	$ 23,699,962
Net appreciation in fair value of investments	69,053,275	18,352,032
Participant contributions	26,782,563	29,113,017
Participant rollovers from other plans	3,006,531	2,247,278
Employer matching contributions	11,803,966	15,612,318
Employer discretionary contributions	9,410,988	9,349,944
Interest income on notes receivable from participants	594,726	613,936
Qualified non-elective contributions	41,983	4,644
Revenue sharing	230,283	244,560
Total additions	130,540,186	99,237,691

Deductions from net assets attributed to:
Benefits paid to participants	79,593,798	82,346,623
Investment and administrative expenses	718,988	756,479
Total deductions	80,312,786	83,103,102
Net increase before merger in	50,227,400	16,134,589

Merger in (Note 10)	6,433,775	-
Net increase	56,661,175	16,134,589

Net assets available for benefits:
Beginning of year	529,011,179	512,876,590
End of year	$ 585,672,354	$ 529,011,179

The accompanying notes are an integral part of these financial statements.

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ADTALEM GLOBAL EDUCATION

SUCCESS SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

The following description of Adtalem Global Education Success Sharing Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a participant-directed defined contribution plan with elective employee participation on a before-tax and after-tax basis under Section 401(k) of the Internal Revenue Code (“IRC”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”). The Plan covers all United States of America employees of Adtalem Global Education Inc. (“Adtalem” or “Employer”) and its subsidiaries eligible on the date of hire to make employee contributions. Participants are eligible for Adtalem’s matching contributions on the first day of employment and discretionary contributions after completing ninety days of employment.

Adtalem is the administrator of the Plan. Fidelity Management Trust Company (“FMTC” or “Trustee”) and affiliates serves as trustee of the Plan and performs certain administrative and record keeping services.

Contributions

The Plan is funded by voluntary employee pre-tax contributions and after-tax Roth contributions. Employee contributions are subject to limitations set by the Internal Revenue Service (“IRS”). Participant contributions are made by payroll deductions and are determined each pay period by multiplying the participant selected contribution rate then in effect by his/her eligible compensation for such period. The Plan has an auto enrollment feature for newly hired employees. Unless they elect otherwise, participants are automatically enrolled at 3% of eligible compensation. The Plan also allows the participant to contribute into the Plan balances from another qualified benefit plan, known as “rollover contributions.”

A participant can designate and change on a daily basis the proportions in which his/her contributions, as well as ongoing account balances, are allocated among the Plan’s active investment funds. The minimum allocation to each fund is 1%. However, investments in the Adtalem Global Education Inc. Stock Fund may be made only with current period contributions and are limited to 25% of these contributions. Prior account balances may not be allocated to this fund.

Adtalem makes a matching employer contribution into the Plan of 100% up to the first 4% of the participant’s compensation. Adtalem may also make a discretionary contribution in an amount determined annually.

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Allocations to Participants

Each participant’s account is credited with the participant’s contribution and the Adtalem matching contribution. Adtalem does a true-up match annually to credit individual retirement plan participant's accounts for any match contributions not received as a result of reaching the annual limit on employee contributions earlier in the plan year. A contribution receivable is recorded for employee deferrals and related Adtalem matching contributions earned during the Plan year but not received until the following Plan year. Adtalem’s discretionary contribution, if any, is allocated to participants’ accounts following the end of Adtalem’s June 30 fiscal year for which the contribution is declared. For the plan years ended December 31, 2017 and 2016, the discretionary contribution was $9,410,988 and $9,349,944, respectively (for Adtalem’s fiscal years ended June 30, 2017 and 2016). Adtalem’s discretionary contribution for the fiscal year ended June 30, 2018 has not yet been declared. It will be recorded as a contribution in the Plan’s financial statements for the year ending December 31, 2018 and allocated to participants based on their compensation for the period July 1, 2017 to June 30, 2018. Earnings of the Plan are allocated on a daily basis. Participant accounts are charged with an allocation of investment and administrative expenses that are paid by the Plan. Allocations are based on the participant earnings, account balances, or specific transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested accrual.

The investment options provided by the Plan include mutual funds, collective trusts, the Adtalem Global Education Inc. Stock Fund, which is a direct purchase stock fund, and the Prudential Fixed Income Fund which is a guaranteed investment fund.

Vesting

Participants are fully vested in their contributions and related investment earnings and losses at all times.

Participants are immediately vested in Adtalem’s contributions, other than any discretionary contributions that may be made to the Plan by Adtalem. Discretionary contributions made by Adtalem are ratably vested over a five-year period.

Withdrawals

A participant who has attained age 59½ may withdraw a portion (minimum of $1,000) or all of his/her account balance provided that a participant may make only one such withdrawal in any Plan year.

Hardship withdrawals are available according to provisions of the Plan if approved by the Plan Administrator, but are limited to the value of the participant's contributions and the participant's immediate financial need. In addition, participants are limited to one hardship withdrawal per year. Earnings and Adtalem contributions are not eligible for hardship withdrawals. Participants who receive a hardship withdrawal are prohibited from making contributions to the Plan for six months. In the case of a partial withdrawal made by a participant with an interest in more than one investment

8

fund, the amount withdrawn from each of the participant's investment funds is in the same proportion as the value of his/her interest in each investment fund.

Distributions

In the event of retirement or disability (as described in the Plan's provisions) or termination of employment for any reason other than death, and provided the value of the participant's account is in excess of $1,000, the participant may elect one of two distribution options or may defer either election to a later date. The two distribution options available are (1) receive a lump sum distribution or (2) receive a specified number of annual installments over a period of generally up to ten years.

In the event that a participant dies before the balance of his/her account has been distributed, the remaining balance of his/her account shall be distributed to the participant's beneficiaries in a lump sum distribution or installments. If upon a participant's retirement, disability, or termination of employment the value of the participant's account is not in excess of $1,000, such participant receives an immediate distribution. For purposes of determining the account balance for involuntary distributions of vested benefits of $1,000 or less, the portion of the balance attributable to rollover contributions and allocable earnings will be considered.

Distributions are generally cash distributions; however, a participant who is entitled to a distribution and who has investments in whole or in part in the Adtalem Global Education Inc. Stock Fund may elect, in writing, to have the value of his/her investment in the Adtalem Global Education Inc. Stock Fund distributed in whole shares of Adtalem Global Education Inc. Common Stock. Fractional shares are distributed in cash.

Notes Receivable from Participants

A participant may borrow funds from his/her Plan account subject to the provisions of the Plan. A participant is eligible to have up to two outstanding loans at a given time and may borrow up to half the value of his/her Plan account (including any current loan balance), but no more than $50,000, less his/her highest outstanding loan balance during the preceding 12-month period. No notes will be made while any other note is in default. Notes are granted for a minimum term of one year, and up to a maximum of five years (ten years for a purchase of a principal residence); however, the participant may prepay the note at any time. Each note bears a fixed rate of interest determined at the inception of the note by the Plan Administrator. The fixed rate of interest applied to each note is the prime rate as published in the Wall Street Journal on the last business day of the month preceding the calendar month in which the participant requests the note plus 1.00%. As of December 31, 2017, note interest rates in effect ranged from 4.25% to 5.25% with various maturity dates. Payment of the note is made in substantially level payments through payroll deductions. Payments of principal and interest are allocated to the investment funds elected for current contributions. A participant may continue to contribute to the Plan while he/she has an outstanding note balance.

Forfeitures

Any portion of a participant’s account balance in which the participant is not vested upon termination of employment constitutes forfeiture. As of December 31, 2017 and 2016, forfeited nonvested accounts totaled $621,066 and $2,068,773, respectively. As of January 1, 2009, the Plan provides

9

that forfeitures are to be used to pay Plan administrative expenses or to reduce employer contributions. For the plan year ended December 31, 2017, $2,763,436 of forfeitures were used to reduce employer contributions and no forfeitures were utilized to pay for plan expenses. For the plan year ended December 31, 2016, no forfeitures were utilized to reduce contributions and $40,000 of forfeitures were used to pay for plan expenses.

Revenue Sharing

FMTC may receive revenue sharing payments from mutual funds in which the Plan’s assets are invested. Effective April 1, 2015, for funds with a revenue sharing component, which charges fees to participants, FMTC will credit the revenue sharing cost back to the participant’s accounts at the end of each quarter. The revenue sharing credits vary from 0.02% to 0.40% depending on the funds selected. For the years ended December 31, 2017 and December 31, 2016, total revenue sharing received amounted to $230,283 and $244,560, respectively, all of which were used to pay investment and administrative expenses.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsible investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, changes therein and the disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transactions between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investments advisers, custodians, and insurance company. See Note 4 for discussion of fair value measurements.

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Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes are reclassified as distributions based upon the terms of the Plan document.

Notes receivable from participants have been classified as an investment asset for Form 5500 reporting purposes and accordingly have been included as an investment in Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year).

Distributions to Withdrawing Participants

Distributions to withdrawing participants are recorded when paid.

Expenses

Investment expenses incurred by the manager of the funds and directly related administrative expenses are deducted from the earnings of the Plan. Other administrative expenses are paid by Adtalem.

Subsequent Events

The Plan Administrator monitors significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. All subsequent events of which the Plan Administrator was aware were evaluated through the date that these financial statements were issued.

3.	Insurance Contracts

The Plan has entered into a benefit-responsive insurance contract with Prudential Retirement Insurance and Annuity Company (“Prudential”). The fully benefit-responsive guaranteed investment contract provides preservation of principal, maintains a stable interest rate, and provides daily liquidity at contract value for participant withdrawals and transfer in accordance with the provisions of the Plan. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The guaranteed rates of interest for 2017 and 2016 were 3.40% and 3.50%, respectively. For purposes of crediting interest to participants, the rates for 2017 and 2016 were 3.25% and 3.35%, respectively.

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As described in Note 2, because the guaranteed insurance contracts are fully benefit-responsive, contract value is the relevant measurement attributable for that portion of the net assets available for the benefits attributable to the guaranteed insurance contract. Contract value, as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.

There are no reserves against contract value for credit risk of a contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on an annual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include, but are not limited to layoffs, Plan termination, business closings, re-organizations, liquidations and the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the IRC. The Plan Administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The guaranteed insurance contract does not permit Prudential to terminate the agreement prior to the scheduled maturity date.

4.	Fair Value Measurements

Authoritative guidance establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The guidance also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. In accordance with authoritative guidance, fair value measurements are classified under the following hierarchy:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

Level 3 – Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

When available, Adtalem uses quoted market prices to determine fair value, and such measurements are classified within Level 1. In some cases where market prices are not available, Adtalem makes use of observable market based inputs to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters such as interest rates and yield curves. These measurements are classified within Level 3.

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To assess the appropriate classification of investments within the fair value hierarchy, the availability of market data is monitored. Changes in economic conditions or valuation techniques may require the transfer of investment from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period. Management evaluates the significance of transfers between levels based upon the nature of the investment and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2017 and 2016, there were no transfers in or out of Levels 1, 2, or 3.

Fair value measurements of assets and liabilities are classified according to the lowest level input or value-driver that is significant to the valuation. A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

The following is a description of the valuation methodologies used for assets measured at fair value.

Money Market and Mutual Funds: Valued at the daily net asset value (“NAV”) of shares held by the Plan, which are deemed to be actively traded.

Collective Trusts: Valued at the daily published NAV per unit held by the Plan as quoted by the funds. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities and is the basis for current transactions. Participant transactions may occur daily.

Common Stock: Valued at the closing price reported on the active market on which the security is traded.

The preceding methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value on a recurring basis as of December 31, 2017 and 2016.

As of December 31, 2017	Level 1	Level 2	Level 3	Total
Money Market and Mutual Funds	$ 258,079,514	$ -	$ -	$ 258,079,514
Collective Trusts	261,816,844	-	-	261,816,844
Common Stock	9,603,930	-	-	9,603,930
Total	$ 529,500,288	$ -	$ -	$ 529,500,288

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As of December 31, 2016	Level 1	Level 2	Level 3	Total
Money Market and Mutual Funds	$ 242,624,675	$ -	$ -	$ 242,624,675
Collective Trusts	218,163,690	-	-	218,163,690
Common Stock	8,557,076	-	-	8,557,076
Total	$ 469,345,441	$ -	$ -	$ 469,345,441

5.	Income Tax Status

The IRS has determined and informed Adtalem by a letter dated November 21, 2017, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan sponsor has indicated that it will take the necessary steps, if any, to correct any failure to operate the Plan in compliance with the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress.

6.	Plan Termination

Adtalem anticipates that the Plan will continue without interruption but reserves the right to terminate or freeze the Plan at any time. In the event the Plan is terminated or frozen, all amounts not yet allocated to the participants’ accounts will be allocated in accordance with the provisions of the Plan. The resultant participants’ accounts then become fully vested. If the Plan is terminated, the assets in the Plan will be completely distributed. If the Plan is frozen, the assets of the Plan will be retained in the Plan for distribution at such time and in such a manner as the Plan provides.

7.	Investment Risk

The Plan provides for various investment options including Adtalem Global Education Inc. Common Stock and a number of mutual funds, commingled funds and an insurance contract all of which invest in stocks, bonds, and other investment securities. Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

8.	Related-Parties and Party-in-Interest Transactions

At December 31, 2017 and 2016, a significant portion of the Plan's assets were invested in investment funds advised by Fidelity Management & Research Company (“FMR”), an affiliate of FMTC, the Plan's Trustee. Fidelity Investments Institutional Operations Company, the Plan's record keeper, is

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also an affiliate of FMTC and FMR. Investment and administrative fees paid to Fidelity for the years ended December 31, 2017 and 2016 were $340,188 and $352,347, respectively.

At December 31, 2017, the Plan held 228,393 shares of Adtalem Global Education Inc. Common Stock valued at $9,603,930. At December 31, 2016, the Plan held 274,265 shares of Adtalem Global Education Inc. Common Stock valued at $8,557,076.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2017 and 2016 to the Form 5500:

	2017	2016
Net assets available for benefits per the financial statements	$ 585,672,354	$ 529,011,179
Deemed participant loans	(344,885)	(282,613)
Investments	(1)	168
Adjustment for participant and employer contributions receivable allocated to participant accounts and other	(365,902)	(700,357)
Net assets available for benefits per the Form 5500	$ 584,961,566	$ 528,028,377

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the years ended December 31, 2017 and 2016 to the Form 5500:

	2017	2016
Net increase in net assets available for benefits per the financial statements	$56,661,175	$ 16,134,589
Adjustment for participant and employer contributions and other	272,014	(411,710)
Net increase in net assets available for benefits per Form 5500	$56,933,189	$ 15,722,879

10.	Plan Merger

On July 1, 2016, Becker Professional Education, a subsidiary of Adtalem, acquired Association of Certified Anti-Money Laundering Specialists (“ACAMS”). Effective January 1, 2017, employees of ACAMS became eligible to participate in the Plan. In addition, the Plan was amended to merge Alert Global Media, LLC 401(k) Plan into the Plan effective January 1, 2017. Alert Global Media, LLC 401(k) Plan is the plan that ACAMS employees participated in prior to the acquisition. Total assets transferred in from Alert Global Media, LLC 401(k) Plan were approximately $6.4 million and were received by the Plan on January 3, 2017.

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11.	Plan Name Change

On May 24, 2017, Adtalem changed its name from Devry Education Group Inc. to Adtalem Global Education Inc. Therefore, the name of the Plan has changed from DeVry Education Group Success Sharing Retirement Plan to Adtalem Global Education Success Sharing Retirement Plan.

12.	Nonexempt Transactions

During 2017, the Employer inadvertently failed to deposit $52,201 of participant deferrals within the required timeframe as stated by the United States Department of Labor (“DOL”) regulations. The Employer reimbursed the Plan for lost interest in the amount of $23. The Employer filed Form 5330 and paid the applicable excise tax in June 2018. The excise tax payments were made from the Employer’s assets and not from the assets of the Plan.

During 2016, the Employer inadvertently failed to deposit $298,003 of participant deferrals within the required timeframe as stated by the DOL regulations. The Employer reimbursed the Plan for lost interest in the amount of $393. The Employer filed Form 5330 and paid the applicable excise tax in June 2018. The excise tax payments were made from the Employer’s assets and not from the assets of the Plan.

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ADTALEM GLOBAL EDUCATION SUCCESS SHARING RETIREMENT PLAN

SCHEDULE H, LINE 4a—SCHEDULE OF DELINQUENT PARTICIPANT
CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check Here if Late Participant Loan Repayments are Included: X	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP

2017 $52,201	$52,201	$—	$ —	$ —
2016 $298,003	$298,003	$—	$ —	$ —

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ADTALEM GLOBAL EDUCATION SUCCESS SHARING RETIREMENT PLAN

PLAN NO. 001; PLAN EIN: 36-3150143

Form 5500, Schedule H, Part IV, Line 4(i)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AT DECEMBER 31, 2017

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment	Cost**	Current Value

		Money Market and Mutual Funds
*	Fidelity Management Trust Company	Government Money Market Fund		$ 24,427,216
*	Fidelity Management Trust Company	Short Term Income Fund		894,511
	Dimensional Fund Advisors	U.S. Portfolio Institutional Class		26,369,360
*	Fidelity Management Trust Company	Spartan 500 Index Inst Fund		113,254,780
	The Vanguard Group, Inc.	Mid Cap Index Inst		13,336,569
	Baird	Core Plus Inst		27,222,769
	Lazard	Emerging Markets Equity		6,596,268
	Ariel	International Inst		240,570
	PIMCO	All Asset Fund Institutional Class		680,304
	Dodge and Cox	Balanced Fund		24,622,425
	Causeway Capital Management	International Value Fund		20,433,770
				258,078,542
		Collective Trusts
	The Vanguard Group, Inc.	Target Retirement Income Trust II		6,766,858
	The Vanguard Group, Inc.	Target Retirement 2015 Trust II		25,337,189
	The Vanguard Group, Inc.	Target Retirement 2025 Trust II		64,620,597
	The Vanguard Group, Inc.	Target Retirement 2035 Trust II		66,420,335
	The Vanguard Group, Inc.	Target Retirement 2045 Trust II		80,616,307
	The Vanguard Group, Inc.	Target Retirement 2055 Trust II		18,055,557
				261,816,843

	Prudential Retirement Insurance and Annuity Company	Guaranteed Deposit Fund (at contract value)		42,321,248
*	Adtalem Global Education	Common Stock		9,604,902
*	Participant Loans- Various Participants	Participant loans with interest rates of 4.25% to 5.25% (maturing through November 2027)		13,145,491

				$ 584,967,026

*Indicates party-in-interest
**These investments are participant directed, and therefore, cost information is not required to be presented

18